FOR IMMEDIATE RELEASE
For more information contact:
Thomas Witom News and Information	(630) 887-2345
Albert Trefts, Jr. Investor Relations	(630) 887-2385
CNH Global N.V. to Release 4th Quarter 2007 Earnings
and Hold Conference Call on Wednesday, January 23, 2008
BURR RIDGE, Ill., January 9, 2008 — CNH Global N.V. (NYSE: CNH) will release fourth quarter and full-year 2007 financial results on Wednesday, January 23, 2008 before the stock market opens for trade. The full text of the release, along with the financial statements, will be available both from Marketwire and on http://www.cnh.com.
Also on January 23, at approximately 10 a.m. Eastern time, CNH will provide a live, listen-only, audio Webcast of the company’s quarterly conference call with security analysts and institutional investors. The Webcast can be accessed either through http://www.cnh.com or CCBN’s individual investor center at http://www.earnings.com. Anyone unable to listen to the live Webcast can access the replay at either site for two weeks following the event.
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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by about 11,500 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.
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